UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC File Number 000-27279

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K   ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended:  June 30, 2013
☐          Transition Report on Form 10-K
☐          Transition Report on Form 20-F
☐          Transition Report on Form 11-K
☐          Transition Report on Form 10-Q
☐          Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:	Recovery Energy, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	1900 Grant Street, Suite #720
City, State and Zip Code:	Denver, CO 80203

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its quarterly report on Form 10-Q within the prescribed time period due to technical difficulties in the filing process. The Form 10-Q will be filed immediately after this notification has been filed.

PART IV  -  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

A. Bradley Gabbard	(888) 887-4449
(Name)	(Area Code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s): ☐Yes ☒ No: The Registrant was late in filing its Form 10-K for the year ended December 31, 2012.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Recovery Energy, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2013	By:	/s/ A. Bradley Gabbard
A. Bradley Gabbard President and Chief Financial Officer